UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 000-31127

A.Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

  as of December 31, 2016 and 2015

Statements of Changes in Net Assets Available for Benefits for the years ended

  December 31, 2016 and December 31, 2015

Notes to Financial Statements

Supplemental Schedule as of December 31, 2016

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	May 26, 2017	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Christopher P. Meyers
Christopher P. Meyers
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplementary Information

For the Years Ended

December 31, 2016 and 2015

SpartanNash Company Savings Plus Plan

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2016 and 2015

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Supplementary Information as of December 31, 2016

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2016 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan

May 26, 2017

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2016	2015
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$426,858,505	$407,395,565

Receivables
Employer contributions	5,580,314	4,476,913
Participant contributions	457,167	-
Notes receivable from participants	6,472,708	6,131,021

Total receivables	12,510,189	10,607,934

Total assets	439,368,694	418,003,499

LIABILITIES
Excess contributions payable (equal to total liabilities)	350,652	479,367

Net assets available for benefits	$439,018,042	$417,524,132

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2016	2015
Additions to net assets attributed to
Contributions
Participants	$20,071,470	$18,346,931
Employer	12,222,119	10,931,426
Rollover	1,400,219	1,115,124

Total contributions	33,693,808	30,393,481

Investment income
Net appreciation (depreciation) in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	15,820,622	(19,635,997)
Dividends and interest	13,399,180	21,504,820

Total investment income	29,219,802	1,868,823

Interest income – notes receivable from participants	326,352	290,742

Total additions	63,239,962	32,553,046

Deductions from net assets attributed to
Benefits paid to participants	41,034,213	45,731,314
Administrative expenses	711,839	490,830

Total deductions	41,746,052	46,222,144

Net increase (decrease) before Plan transfers	21,493,910	(13,669,098)

Net transfers from union plan	-	15,938

Net increase (decrease)	21,493,910	(13,653,160)

Net assets available for benefits
Beginning of year	417,524,132	431,177,292

End of year	$439,018,042	$417,524,132

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan, (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union associates of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of Military Distributors of Virginia (“MDV”), a division of SpartanNash, at the Landover, Maryland, Norfolk, Virginia, and Columbus, Georgia distribution facilities.  Associates are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21.  Union associates of MDV in Norfolk and Columbus are eligible upon hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Special eligibility rules apply to associates who became employed by the Company as a result of the acquisition of certain assets of Dan's Super Market, Inc. ("Dan's") on June 16, 2015.  These associates became eligible to participate in the Plan on July 1, 2015 if the participant had at least six months of continuous service since their most recent Dan's hire date and was at least age 21 as of June 30, 2015.

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code (“IRC”).  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  The 2016 and 2015 Company contribution to each qualified participant’s account was 50% of the first 6% of eligible compensation deferred by the participant, except no matching contributions are made with regard to catch-up contributions.  Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans.

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants.  Associates are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21.  The profit sharing contribution is targeted at 1.5% of eligible compensation annually, subject to the Company’s fiscal year end results and approval by management after Plan year end.  The contributions for 2016 and 2015 were approved at 1.63% and 1.3725% of eligible compensation for a total of $5,417,275 and $4,476,913, respectively, and are included within employer contributions receivable in the statements of net assets available for benefits.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Contributions received from participants for 2016 and 2015 are net of payments of $350,652 and $479,367, respectively, made in 2017 and 2016, respectively, to certain active participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  These amounts are recognized in the Plan’s statements of net assets available for benefits as “excess contributions payable” at December 31, 2016 and 2015.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2).  The Plan offers mutual funds and a stable value common collective trust.  Effective December 31, 2014, the Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching and discretionary profit sharing contributions, when made, Plan earnings or losses and charged with an allocation of administrative expenses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  Participants who initiate a loan or benefit payment are charged a fee for that transaction.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in their matching and discretionary profit sharing contribution accounts is based upon years of vested service.  A participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 ($500 for loans issued prior to December 31, 2014), up to a maximum of 50% of the participant’s vested account balance reduced by the outstanding balance of any other loan to the participant.  Additionally, to be non-taxable, the note receivable cannot exceed $50,000; reduced by the participant’s highest outstanding notes receivable balance during the 12-month period immediately preceding the note receivable issuance date.  The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence.  The notes receivable are collateralized by the balance in the participant’s account and bear interest at annual rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the note receivable.  Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff.  Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement.  All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Plan.  In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age.  The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions.  During 2016 and 2015, forfeited nonvested accounts of $114,872 and $114,188, respectively, were used to pay administrative expenses.  During 2016 and 2015, forfeited nonvested accounts of $226,512 and $186,922, respectively, were used to offset Company contributions.  At December 31, 2016 and 2015, forfeited nonvested accounts totaled $50,310 and $16,845, respectively.  These accounts will be used to pay future administrative expenses and reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document.  Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Expenses that are paid directly by the Company are excluded from these financial statements.  Fees for trustee and custodial services are paid by the Plan.  An administrative fee is charged to those participants electing to receive a distribution.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor.  See Note 3 for discussion of fair value measurements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Purchases and sales are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  Interest income from notes receivable from participants is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.

Contributions

Participant contributions are recorded when withheld from compensation.  Employer contributions are recorded in the period in which they become the obligations of the Company.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, “Employee Benefit Plan Master Trust Reporting.”  ASU 2017-06 is effective on a retrospective basis for fiscal years beginning after December 15, 2018.  Earlier application is permitted.  The amendments require that all plans disclose the dollar amount of their interest in each of the general types of investments held by a Master Trust.  The amendments also require all plans to disclose: (a) their master trust’s other (non-investment) asset and liability balances; and (b) the dollar amount of the plan’s interest in each of those balances.  The Company is currently in the process of evaluating the impact of adoption of this standard on the Plan’s financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

2.	INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”).  The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes.  The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.  Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans.  The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The investment income for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are as follows for the years ended December 31:

	2016	2015

Total net appreciation (depreciation) in fair value of investments	$17,455,819	$(21,180,498)
Total dividends and interest	14,626,363	23,179,665
Total investment income	$32,082,182	$1,999,167

The assets of the Master Trust are summarized as follows at December 31:

	2016	2015
Investments at fair value:
Mutual funds	$393,956,809	$378,716,264
Stable Value Common Collective Trust	58,047,898	55,116,739
Common stock	8,102,808	5,476,430

Total investments	$460,107,515	$439,309,433
Plan’s investment in the Master Trust	$426,858,505	$407,395,565
Plan’s percentage interest in total assets of the Master Trust	92.77%	92.74%

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2016 and 2015:

Mutual funds:  Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Plan at year end and are classified as Level 1.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are therefore deemed to be actively traded.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Stable value common/collective trusts:  These investments are public investment securities valued using the NAV and are not classified in the fair value hierarchy. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of investments held in the Vanguard Retirement Savings Trust II as of December 31, 2016 and 2015, a stable value common/collective trust (CCT), is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The CCT invests primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the CCT to maintain a constant net asset value.  The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements or unfunded commitments.

Common stock:  SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2016
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$393,956,809	$393,956,809	$-	$-	$-
Stable Value Common/
Collective Trust	58,047,898	-	-	-	58,047,898
Common stock	8,102,808	8,102,808	-	-	-

Total investments	$460,107,515	$402,059,617	$-	$-	$58,047,898

	2015
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$378,716,264	$378,716,264	$-	$-	$-
Stable Value Common/
Collective Trust	55,116,739	-	-	-	55,116,739
Common stock	5,476,430	5,476,430	-	-	-

Total investments	$439,309,433	$384,192,694	$-	$-	$55,116,739

(1)	Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and audit of the Plan are paid by the Company.  Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity.  The fees paid by the Plan for these services, net of forfeitures, amounted to $596,967 and $376,641 for 2016 and 2015, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan.  Such investments fall within the investment guidelines of the Plan and are considered related party transactions.  The participating plans in the Master Trust together held $82,248,525 and $79,531,839 in such investments as of December 31, 2016 and 2015, respectively.

The Plan’s investment in SpartanNash Company common stock as of December 31, 2016 and 2015 represents a party-in-interest transaction.  The participating plans in the Master Trust together held 204,927 and 253,070 shares of SpartanNash Company common stock as of December 31, 2016 and 2015, respectively, representing approximately 0.55% and 0.67%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $127,713 and $137,491 were paid to the Master Trust by the Company during 2016 and 2015, respectively, based on shares held by the Master Trust on the dates of declaration.  This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

5.	INCOME TAX STATUS (SUBSEQUENT EVENT)

The IRS has determined and informed the Company by a letter dated March 31, 2017, that the Plan and the related Master Trust are designed in accordance with applicable sections of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account.  Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

7.	RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	TRANSFERS OF ASSETS TO OR FROM THE PLAN

There were no assets transferred to or from the Plan during 2016.  Assets totaling $15,938 were transferred to the Plan in the normal course of Plan activities during 2015 from the SpartanNash Company Savings Plus Plan for Union Associates in connection with a change in employment status of certain SpartanNash Company associates.

9.	SUBSEQUENT EVENT

On January 6, 2017, the Plan Sponsor acquired certain assets and assumed certain liabilities of Caito Foods Service (“Caito”) and Blue Ribbon Transport (“BRT”), resulting in many associates formerly employed by Caito and BRT becoming employed by the Company.  These associates became eligible to participate in the Plan on February 1, 2017 if the participant had at least six months of continuous service with Caito or BRT since their  most recent hire date, and was at least age 21 as of February 1, 2017.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$426,858,505

*	Notes receivable from participants	Maturity 1-13 years, with annual rates ranging between 4.25% and 9.25%; collateralized by participant account balances	6,472,708

	Total		$433,331,213

(a)An asterisk in this column identifies a person known to be a party-in-interest.